May 19, 2009

United States Securities and Exchange Commission
Attn: Ms. Sandy Eisen
100 F Street N.E.
Washington, DC 20549

Re:           Particle Drilling Technologies, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Filed on December 15, 2008
Response letter dated March 11, 2009
File No. 0-30819

Dear Ms. Eisen:

Per your request the Company's responses to the comments in your letter dated May 5, 2009 concerning Particle Drilling Technologies, Inc. Form 10-K for fiscal year ended September 30, 2008 are as follows:

Impairment of long-lived assets, page 20:

1.
“Your response to prior comment number 1a indicates that the patents were required to be amortized over 18.5 years as the patents had a 20 year contractual life and you acquired the patents 1.5 years after they were granted.  Please note that the amortization of intangible assets should not necessarily be based on the contractual life of the assets.  Pursuant to SFAS 142, paragraph 11, footnote 9, “the useful life of an intangible asset shall reflect the period over which it will contribute to the cash flows of the reporting entity.”  Please clarify how you determined that the capitalized patent costs would contribute to cash flows for 18.5 years after the acquisition date.  As part of your response, please clarify how you considered the fact that you were not able to generate cash flows from the acquired patents for the foreseeable future when determining that the patents would generate positive cash flows for 18.5 years.

2.
Your response to prior comment 1b indicates that you capitalized approximately $900 thousand of costs related to patent applications, filings, defense, office actions and maintenance since you acquired the patents for the PID technology.  Please clarify how you determined that it is appropriate to capitalize such costs, which appear to be administrative costs incurred to defend and maintain the acquired patents.  Please clarify how your accounting complies with SFAS 142 or provide other authoritative guidance that you relied upon when forming your conclusion.

3.
Beginning with your next interim filing, expand and revise your critical accounting policy disclosures to more clearly explain the following with regard to your capitalized patents and related intangible assets.  We suggest that you provide us with your draft disclosure.

a.
Describe the specifi types of events or changes in circumstances that would trigger a test of recoverability in accordance with paragraph 8 of SFAS 144.  Include a description of the trials that have occurred to date, the results of those trials, and under what circumstances disappointing results of future trials would be considered a triggering event or change that would result in a test of recoverability.

b.
Describe when you anticipate your PID technology will become commercialized and describe when, if such technology is not commercialized according to that schedule, the lack of operating cash flows would trigger a test of recoverability in accordance with paragraph (e) of paragraph 8 of SFAS 144.

c.
Clarify in your disclosure whether your intangible assets have been tested for recoverability in accordance with paragraph 8 of SFAS 144.  If so, describe the events or changes in circumstances that triggered such tests, when the tests occurred, the results of the tests, and the assumptions used in testing.  This should include, but not be limited to, information to support your forecasted revenue.  We note that in subpart 1(d) of your response dated April 13, 2009, you state that no such events or changes in circumstances have occurred, yet your response to subpart 1(e) indicates that you nonetheless perform such testing annually.  Please clarify this apparent contradiction in your disclosure of critical accounting policies.

Responses:

1.

The intangible assets acquired were related to the patents of the PID technology.  This PID technology is the foundation of the Company and the revenue stream from running this technology in our services is 100% reliant on the patented technology.  The Company had determined that the patents were granted 1.5 years before the acquisition and since the patents were required to be amortized over a maximum 20 year life, the Company determined it would be proper to amortize these patents over the remaining maximum useful life of the patents, which was 18.5 years in this case. There is currently no technology in the market or being developed, to the Company’s knowledge, that would replicate our core competencies; therefore, we believe that this technology and its patents would be able to continue through the remaining maximum useful life of the patents.  Although the Company has not produced revenues on previous trials, we are able to improve on lessons learned on each trial.  Our next future trial could prove successful; therefore begin to generate revenues with this patented technology.

2.

The approximate $900 thousand capitalized were fees toward new patent applications as well as continuous renewing of patent applications.  These fees were not associated with patents already issued, rather they were associated with patents that have yet to be issued by the United States Patent Office.

3a-3c.

Impairment of Long-Lived Assets.   We evaluate our long-lived assets on an annual basis as well as for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows.  We also evaluate the capitalized costs for patents and patent applications filed but not issued for possible impairments. Through continuous testing at our facility and through examining the results of our field trials, we are able to determine if any impairment might exist on patents or patent applications. We have not identified any such impairment losses to date. The evaluation of capitalized costs for patents and patent applications is based on a subjective cash flow forecast which is subject to change. We will reassess our cash flow forecast each time there are fundamental changes in the underlying potential use of the patents or patent applications in terms of performance, customer acceptance or other factors that may affect such cash flow forecasts.  We are currently a development stage company and our continued existence is dependent upon our successful development of the PID technology and our ability to successfully commercialize this technology.  If we are unable to successfully develop and commercialize this technology, a complete impairment would exist for our intangible assets.

If you have any questions, please contact me.

Sincerely,

/s/ Jason D. Davis

Jason Davis

Vice President, Interim Chief Financial Officer